Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 17, 2023, Fresh2 entered into a share purchase agreement (the “Purchase Agreement”) with Roxe. Pursuant to the Purchase Agreement, subject to the satisfaction of the conditions to closing, including approval by the Fresh2 stockholders pursuant to the rules of the Nasdaq Stock Market, Fresh2 acquired 51% of the issued and outstanding securities of Roxe in consideration of 110,476,291 shares of Fresh2 Class A Ordinary Shares. The following unaudited pro forma consolidated combined financial statements present the historical consolidated financial statements of Fresh2 Group Limited and Subsidiaries (“Fresh2”) and the historical consolidated financial statements of Roxe Holding Inc. and Subsidiaries (“Roxe”), adjusted as if Fresh2 had acquired Roxe.

The unaudited pro forma consolidated combined balance sheet combines the historical consolidated balance sheet of Fresh2 and the historical consolidated balance sheet of Roxe as of December 31, 2022, giving effect to the acquisition as if they had been consummated on December 31, 2022. The unaudited pro forma consolidated combined statement of operations and comprehensive loss for the year ended December 31, 2022 combines the historical consolidated statement of operations and comprehensive loss of Fresh2 and the historical consolidated statement of operations and comprehensive loss of Roxe, giving effect to the acquisition as if they had been consummated on January 1, 2022, the beginning of the earliest period presented. The historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated combined financial statements to give pro forma effect to events that are: (1) directly attributable to the acquisition; (2) factually supportable; and (3) with respect to the statement of operations, expected to have a continuing impact on Fresh2’s results following the completion of the acquisition.

The unaudited pro forma consolidated combined financial statements have been developed from and should be read in conjunction with:

●	The accompanying notes to the unaudited pro forma consolidated combined financial statements;

●	The historical consolidated financial statements and related notes of Fresh2 as of December 31, 2022, for the year ended December 31, 2022, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Fresh2’s Annual Report on Form 20-F for the year ended December 31, 2022, which were filed with the Securities and Exchange Commission; and

●	The historical consolidated financial statements of Roxe as of December 31, 2022 and for the year ended December 31, 2022, which are contained elsewhere in this statement.

FRESH2 GROUP LIMITED

 (FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

 UNAUDITED PRO FORMA CONSOLIDATED COMBINED BALANCE SHEET

As of December 31, 2022

 (Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	Historical		Pro Forma
	Fresh2 Group Limited and Subsidiaries	ROXE Holdings Inc and Subsidiaries	Pro Forma Adjustment		Pro Forma Combined

ASSETS
Current assets:
Cash and cash equivalents	271	8			279
Prepayment	543	52			595
Accounts receivable, net	324	52			376
Amounts due from related parties, net	318	-			318
Inventories, net	30	-			30
Other current assets, net	500	109			609
Total current assets	1,986	221	-		2,207
Digital Assets	-	8			8
Property and equipment, net	2,491	2			2,493
Land use rights, net	161	-			161
Intangible assets, net	27	4,197	43,086	a	47,310
Goodwill	-	-			-
Right of use assets	1,046	1,299			2,345
Long-term investments, net	156	-			156
Fair Value Adjustment	-	-			-
TOTAL ASSETS.	5,867	5,727	43,086		54,680

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Short-term debts	727	-			727
Accounts payable	303	2,104			2,407
Advance from customers	719	-			719
Amounts due to related parties	507	-			507
Lease liability-current	114	303			417
Accrued expenses and other current liabilities	3,758	168	105	c	4,031
Total current liabilities	6,128	2,575	105		8,808
Deferred tax liabilities	-	-			-
Lease liability-non-current	945	1,219			2,164
Other long-term liabilities	157	-			157
TOTAL LIABILITIES.	7,230	3,794	105		11,129
Commitments and contingencies

Shareholders’ equity (deficit):
Class A Ordinary shares ((US$0.01 par value per share; 2,400,000,000 shares authorized, 16,604,402 and 79,536,589 shares issued and 16,604,402 and 67,044,306 outstanding as of December 31, 2021 and 2022, respectively)	797		1,105	a	1,902
Class B Ordinary shares ((US$0.01 par value per share; 30,000,000 authorized, 2,773,100 and 3,573,100 shares issued and outstanding as of December 31, 2021 and 2022)	35				35
Class A common stock, $0.00002 par value, 10,000,000 shares authorized, 10,000,000 issued and outstanding at December 31, 2022 and 2021		-	-	b	-
Class B common stock, $0.00002 par value, 240,000,000 shares authorized, 209,005,594 issued and outstanding at December 31, 2022 and 240,000,000 shares authorized, 191,009,122 issued and outstanding at December 31, 2021		4	(4)	b	-
Treasury stock(1)	(1,595)				(1,595)
Additional paid-in capital	81,898	10,324	(10,324)	b	81,898
			21,819	a
Accumulated deficit	(83,735)	(8,414)	8,414	b	(83,735)
			2,274	a
			(105)	c
Accumulated other comprehensive income	618	19	(19)	b	618
Total Fresh2 Group Limited shareholders’ deficit	(1,982)	1,933	23,160		(877)
Non-controlling interest	619		19,821	a	20,440
Total shareholders’ equity (deficit)	(1,363)	1,933	42,981		19,563

TOTAL LIABILITIES AND EQUITY (DEFICIT)	5,867	5,727	43,086		54,680

FRESH2 GROUP LIMITED

(FORMERLY ANPAC BIO-MEDICAL SCIENCE CO., LTD.)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

 For the year ended December 31, 2022

 (Amounts in thousands of US$, except for number of shares and per share data)

	Historical		Pro Forma
	Fresh2 Group Limited and Subsidiaries	ROXE Holdings Inc and Subsidiaries	Pro Forma Adjustment		Pro Forma Combined

Revenues:
Cross-border remittance platform services	-	1			1
Revenues-third parties	1,428	-			1,428
Revenues-related parties	318	-			318
Total revenues	1,746	1	-		1,747

Cost of revenues	(538)	(492)			(1,030)

Gross Profit	1,208	(491)	-		717

Operating expenses:
Selling and marketing expenses	(1,762)	(388)			(2,150)
Research and development expenses	(1,381)				(1,381)
General and administrative expenses	(10,263)	(5,259)			(15,522)
Professional Service Fee			(105)	b
Impairment of intangible assets	(1,147)				(1,147)
Impairment of goodwill	(1,850)				(1,850)
Impairment of long-lived assets	-	(1,774)			(1,774)
Loss from operations	(15,195)	(7,912)	(105)		(23,107)

Non-operating income and expenses:
Interest expense, net	(54)	-			(54)
Foreign exchange loss, net	(114)				(114)
Share of net gain (loss) in equity method investments	23				23
Other income (expense), net	(9)	(204)			(213)
Gain from a step acquisition	-				-
Change in fair value of convertible debt	21				21
Bargain purchase gain			2,274	a	2,274
Loss before income taxes	(15,328)	(8,116)	2,169		(21,170)
Income tax benefit	309	-			309
Net loss	(15,019)	(8,116)	2,169		(20,861)
Net loss attributable to noncontrolling interests	(247)	-			(247)
Net loss attributable to ordinary shareholders	(14,772)	(8,116)	2,169		(20,614)

Loss per share
Class A and B ordinary shares - basic and diluted	(0.39)				(0.14)	c

Weighted average shares outstanding used in calculating basic and diluted loss per share
Class A and Class B ordinary shares - basic and diluted	38,242,073				148,718,364	c

[1] Basis of Pro Forma Presentation

The unaudited pro forma consolidated combined financial statements have been prepared assuming the acquisition is accounted for as a business combination using the acquisition method of accounting under Financial Accounting Standards Board (“FASB”) ASC 805, Business Combinations (“ASC 805”). For business combinations under ASC 805, acquisition-related transaction costs are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred. Acquisition-related transaction costs include valuation, auditing, legal consulting fee and others.

The unaudited pro forma consolidated combined financial statements reflect adjustments, based on available information and certain assumptions that Fresh2 believes are reasonable, attributable to the following:

●	The acquisition of Roxe, which will be accounted for as a business combination, with Fresh2 identified as the acquirer, and the issuance of shares of Fresh2 Class A Ordinary Shares as acquisition consideration. Fresh2 is considered the accounting acquirer since immediately following the closing: (i) Fresh2 stockholders will own a majority of the voting rights of the combined company; (ii) Fresh2 will designate a majority of the initial members of the board of directors of the combined company; (iii) Fresh2’s senior management will hold the majority of the key positions in senior management of the combined company; and (iv) Fresh2 will continue to maintain its corporate headquarters in Manhattan, New York, United States. Roxe will continue to maintain operations in Manhattan, New York, United States;

●	The incurrence of acquisition-related expenses.

The pro forma adjustments represent management’s estimates based on information available as of the date of this filing and are subject to change as additional information becomes available and additional analyses are performed. The pro forma financial statements are provided for illustrative purposes only and are not intended to represent what Fresh2’s financial position or results of operations would have been had the acquisition actually been consummated on the assumed dates nor do they purport to project the future operating results or financial position of Fresh2 following the acquisition. The pro forma financial statements do not reflect future events that may occur after the acquisition, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, cost savings, or economies of scale that Fresh2 may achieve with respect to the combined operations. Specifically, the pro forma statements of operations do not include the synergies expected to be achieved as a result of the acquisition and any associated costs that may be incurred to achieve the identified synergies. Additionally, Fresh2 cannot assure that additional charges will not be incurred in excess of those included in the pro forma additional valuation, auditing, and legal consulting fees of $105,418.40 related to the acquisition, Fresh2’s efforts to achieve operational synergies, or that management will be successful in its efforts to integrate the operations. The pro forma statement of operations also excludes the effects of costs associated with any restructuring and integration activities that may result from the acquisition. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of Fresh2 following the acquisition.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated combined financial statements. In Fresh2’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The historical financial statements have been adjusted in the unaudited pro forma consolidated combined financial statements to give effect to the acquisition. These adjustments are directly attributable to the acquisition, factually supportable and, with respect to the unaudited pro forma consolidated combined statements of operations, expected to have a continuing impact on Fresh2 following the acquisition.

[2] Pro Forma Adjustments and Assumptions

Pro Forma Adjustments to the Consolidated Balance Sheet as of December 31, 2022:

a.	Reflects the issuance of 110,476,291 shares of Fresh2 Class A Ordinary Shares at a price of $0.208 per share (which is the 1/20 of the close price of ADS of Fresh2 as of the date of the Purchase Agreement) as consideration for acquisition of Roxe and adjustments to state Roxe’s assets acquired and liabilities assumed at fair value. A summary of the consideration paid, and the preliminary fair value of the assets acquired, and liabilities assumed is as follows:

Preliminary consideration:
Fresh2 common stock issued to Roxe shareholders	110,476,291
Issued price	0.208
Total consideration	22,923,830

Preliminary fair value of assets acquired:
Current assets
Cash and cash equivalents	7,653
Accounts receivables ( Net of allowance)	52,277
Prepaid expenses	-
Other receivable	85,612
Non-current assets
Digital Assets	6,121
Property and equipment, net	5,860
Intangible assets, net	58,967,000
Right of use assets	1,156,010
Total preliminary fair value of assets acquired	60,280,533

Preliminary fair value of liabilities assumed:
Current liabilities
Accounts payable and accrued expenses	2,072,157
Tax payable	-
Other payables	205,354
Current lease liabilities	314,651
Non-current liabilities
Deferred tax liabilities	11,607,375
Noncurrent lease liabilities	1,062,139
Total preliminary fair value of liabilities assumed	15,261,676
Net Assets acquired and liabilities assumed	45,018,857

Fair Value of 49% NCI	19,821,000

Bargain Purchase Gain	2,274,026

The acquisition consideration is allocated to the acquired assets and assumed liabilities based on their estimated fair values, and any excess is initially allocated to the identifiable intangible asset, a cross-border remittance platform. The purchase price exceeded the fair value of net assets acquired by $43,085,857. The Company allocated the $43,085,857 excess to intangible assets, which will be amortized over 5 years. The calculation of the bargain purchase gain entails the determination of the fair value of net assets, subtracting the fair value of the 49% non-controlling interest, and deducting the consideration paid by the Company. The initial allocation is subject to change upon the final valuation which is to be done at the time of closing. Such a change could have a material impact on the Company’s financial statements.

b.	Represents the elimination of Roxe’s historical equity balances.

c.	Represents the accrual of $105,418.40 in estimated valuation, auditing, and legal consulting fees that are payable as a result of the acquisition of Roxe, which were not reflected in either Fresh2’s or Roxe’s historical financial statements.

Pro Forma Adjustments to the Consolidated Statement of Operations and Comprehensive Loss for the Year Ended December 31, 2022:

a.	Represents the bargain purchase gain incurred in the acquisition of Roxe. The calculation of the bargain purchase gain entails the determination of the fair value of net assets, subtracting the fair value of the 49% non-controlling interest, and deducting the consideration paid by the Company.

b.	Represents the accrual of $105,418.40 in estimated valuation, auditing, and legal consulting fees that are payable as a result of the acquisition of Roxe, which were not reflected in either Fresh2’s or Roxe’s historical financial statements.

c.	The pro forma basic and diluted net loss per common share was computed by dividing pro forma net loss attributable to Fresh2 by the historical weighted average number of shares of common stock outstanding after giving effect to the issuance of 110,476,291 shares of Fresh2 Class A Ordinary Shares in connection with the acquisition of Roxe, as if the issuance had been completed on January 1, 2022.

[3] Unaudited Pro Forma Adjustment Reflects the Following Two Transactions:

Transaction 1:

	DR	CR
Intangible Assets	43,086
Roxe Class A Shares	-
Roxe Class B Shares	4
Additional Paid-in Capital	10,324
Accumulated deficit	(8,414)
Accumulated other comprehensive income	19
Fresh2 Class A Ordinary Shares		1,105
Additional Paid-in Capital		21,819
Non-controlling Interest		19,821
Bargain Purchase Gain		2,274

The transaction reflects (i) the elimination of Roxe’s historical equity balances; (ii) the issuance of 110,476,291 shares of Fresh2 Class A Ordinary Shares at a price of $0.208 per share as consideration for acquisition of Roxe; (iii) and consideration exceeded the fair value of net assets acquired by $43,085,857, which the Company allocated to the intangible asset, a cross-border remittance platform; (iv) the bargain purchase gain from the acquisition of Roxe.

Transaction 2:

Professional Service Fees	105
Accrued Expenses		105

The transaction reflects the valuation, auditing, and legal consulting fees that are payable as a result of the acquisition of Roxe, which were not reflected in either Fresh2’s or Roxe’s historical financial statements.